Exhibit 99.2

TuanChe Limited

(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: TC)

NOTICE OF ANNUAL GENERAL MEETING
to Be Held on October 19, 2020
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of TuanChe Limited (the “Company”) will be held at 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, The People’s Republic of China on October 19, 2020 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the following purposes:

To consider and, if thought fit, pass the following ordinary resolutions:

1.	To ratify the appointment of Mr. Fei Han as an independent director of the board of directors of the Company (the “Board”) and as a member of the nominating and corporate governance committee and the audit committee. The biography of Mr. Han is included in the Exhibit A attached hereto;

2.	To ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020; and

The Board has provided the following resolutions for approval by the Company’s shareholders:

RESOLVED THAT that the appointment of Mr. Fei Han as an independent director of the Board and as a member of the nominating and corporate governance committee and the audit committee be, and hereby is, ratified;

RESOLVED THAT, PricewaterhouseCoopers Zhong Tian LLP be, and hereby is, ratified as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2020.

The Board has fixed the close of business on September 15, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The Board recommends the shareholders to vote FOR the resolutions.

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents four Class A ordinary shares.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof and are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the AGM to ensure your representation at such meeting. Please refer to the proxy form, which is attached to and made a part of this notice.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through The Bank of New York Mellon, the depositary of the Company’s ADS program (the “Depositary”), by submitting a Voting Instruction Card to the Depositary. We have instructed the Depositary to provide to all ADS holders a Voting Instruction Card and a Notice of Meeting providing to ADS holders information contained in this notice of AGM and a statement and instructions as to voting by ADS holders. If you wish to have the Depositary, through its nominee or nominees, vote the Class A ordinary shares represented by your ADSs, please execute and timely forward the Voting Instruction Card sent to you by the Depositary in accordance with the instructions provided by the Depositary. A postage-paid return envelope may be provided to you for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each matter to be considered at the AGM. Please note that if you do not timely provide the Depositary with voting instructions with regard to a matter, you will be deemed to have granted a discretionary proxy to a person designated by the Company with respect to such matter with regard to the Class A ordinary shares represented by your ADSs if the Company (i) timely requests such a proxy, (ii) reasonably does not know of any substantial opposition to such matter, and (iii) confirms that such matter is not materially adverse to the interests of shareholders. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary before 5:00 p.m. (Eastern Daylight Time), October 14, 2020. Only the registered holders of record at the close of business on September 15, 2020 will be entitled to execute the Voting Instruction Card.

Shareholders may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.tuanche.com/. For a hard copy, shareholders may contact the Company via email at ir@tuanche.com, telephone number (86-10) 6399-8902, or write to 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District Beijing 100038, the People’s Republic of China.

By Order of the Board of Directors,

/s/ Wei Wen
Wei Wen
Chairman

Beijing, September 8, 2020

Exhibit A

Biography of Mr. Fei Han (“Mr. Han”)

•	Mr. Fei Han received his bachelor’s degree in engineering from Xidian University in 2000 and an MBA degree from University of South Dakota in 2006.
•	From 2007 to 2010, Mr. Han worked as an associate at Brean Murray Carret % Co., LLC, a boutique investment bank in the United States.
•	From 2010 to 2013, Mr. Han worked as an associate director at Oppenheimer Holdings Inc., a leading investment bank in the United States.
•	From 2013 to 2016, Mr. Han worked as an investment director at Fosun International (HKEx: 00656), a large investment holding company in China.
•	Since 2017, Mr. Han has worked as an executive director at Zhongguancun M&A Fund and Zhongguancun Longmen Fund, a large investment fund in China.